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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__   AND ENDING __12/31/2023__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __DNB Markets, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__30 Hudson Yards, 81st Floor__
(No. and Street)

__New York__	__NY__	__10001__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Brian Felkowski__	__212-681-3935__	__brian.felkowski@dnb.no__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Citrin Cooperman & Company LLP__
(Name – if individual, state last, first, and middle name)

__50 Rockefeller Plaza__	__New York__	__NY__	__10020__
(Address)	(City)	(State)	(Zip Code)

__11/02/2005__	__2468__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Theodore S. Jadick, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DNB Markets, Inc. _____, as of 12/31 _____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: President



Laurel Thomas

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DNB Markets, Inc.

Year Ended December 31, 2023

With Report of

Independent Registered Public Accounting Firm

(SEC I.D. No 8-66024)

DNB Markets, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2023

Contents

Facing Page & Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Schedules

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
DNB Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Markets, Inc. as of December 31, 2023, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DNB Markets, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DNB Markets, Inc.'s management. Our responsibility is to express an opinion on DNB Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DNB Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of DNB Markets, Inc.'s financial statements. The supplemental information is the responsibility of DNB Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as DNB Markets, Inc.'s auditor since 2019.
New York, New York
February 29, 2024

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$ 89,472,215
Cash segregated in compliance with federal and other regulations	105,918
Convertible note (note 12)	13,554,765
Deposit with clearing broker (note 3)	1,000,000
Investment banking and advisory fees and other receivables	7,949,527
Fail to deliver (note 2)	2,882,213
Receivable from customer (note 2)	2,782,399
Current tax receivable	505,126
Deferred tax asset	272,509
Fixed assets (net of accumulated depreciation and amortization of $1,304,155) (note 5)	4,042,817
Right-of-use assets	16,048,697
Prepaid expenses and other assets	1,392,037
Total assets	$ 140,008,223

Liabilities and stockholder's equity

Lease liability (note 8)	$ 16,048,697
Accrued expenses and interest payable	10,166,019
Fail to receive (note 2)	2,782,399
Total liabilities	28,997,115

Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	365,366
Retained earnings	110,644,742
Total stockholder's equity	111,011,108
Total liabilities and stockholder's equity	$140,008,223

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Operations

Year Ended December 31, 2023

Revenues

Investment banking and advisory fee income, net	$ 38,139,040
Commission income, net	3,215,638
Interest income	4,066,178
Institutional income	936,724
Gain/(loss) on convertible note (note 12)	(85,235)
Total revenues	46,272,345

Expenses

Employee compensation and benefits	18,542,958
Allocated charges from affiliates (note 4)	4,465,838
Rent and occupancy (note 8)	1,977,141
Office expense	1,227,025
Travel and entertainment	1,693,479
Interest expense (note 4)	1,247,687
Professional fees	711,993
Depreciation and amortization	483,364
Other	461,512
Total expenses	30,810,997

Income before provision for income taxes	15,461,348
Provision for income taxes (note 7)	3,938,635
Net income	$ 11,522,713

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2023

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2023	$	1,000	$	365,366	$	99,122,029	$ 99,488,395
Net income		–		–		11,522,713	11,522,713
Balance at December 31, 2023	$	**1,000**	$	**365,366**	$	**110,644,742**	$ **111,011,108**

The accompanying Notes to Financial Statements are an integral part of these financial statements.


DNB Markets, Inc.

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2023


Balance at January 1, 2023	$	-
Additional subordinated borrowings (note 4)		150,000,000
Repayments of subordinated borrowings (note 4)		(150,000,000)
Balance at December 31, 2023	$	-

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities	
Net income	$ 11,522,713
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain/(loss) on convertible note	85,235
Depreciation and amortization	483,364
Deferred taxes	(48,670)
Current tax receivable	(505,126)
(Increase) decrease in operating assets:	
Investment banking and advisory fees and other receivables	(5,681,418)
Receivables from customer	(2,782,399)
Prepaid expenses and accounts receivable	(618,371)
Fail to deliver	(2,616,725)
Increase (decrease) in operating liabilities:	
Taxes payable	(87,508)
Accrued expenses and interest payable	2,555,041
Fail to receive	2,782,399
Net cash provided by operating activities	5,088,535
Cash flows used in investing activities	
Purchase of convertible note	(13,640,000)
Purchase of fixed assets	(75,522)
Net cash used in investing activities	(13,715,522)
Cash flows from financing activities	
Proceeds from subordinated borrowings	150,000,000
Repayments of subordinated borrowings	(150,000,000)
Net cash used in financing activities	-
Net decrease in cash and cash equivalents and cash segregated in compliance with federal and other regulations	(8,626,987)
Cash and cash equivalents and cash segregated in compliance with federal and other regulations:	
Beginning of year	98,205,120
End of year	$ 89,578,133
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 1,247,687
Cash paid for taxes	$ 3,896,500

	12/31/2023
Cash and cash equivalents	$ 89,472,215
Cash segregated in compliance with federal and other regulations	$ 105,918
Total cash, cash equivalents, and cash segregated shown in the statement of cash flows	$ 89,578,133

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2023

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") whose head office is located in Oslo, Norway. The Company was formed as a corporation under the laws of the state of New York on January 10, 2003. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York, New York. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales and trading desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934, U.S. Institutional Investors, Canadian and selected Latin American institutional investors (collectively, "Clients"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales and trading desk is involved in selling primary equity and fixed income securities transactions to Clients when the Company or the Parent is involved as an underwriter or arranger. The Company's sales and trading desk also solicits Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and fixed income securities. The Company introduces Clients to GS&C on a fully disclosed basis, and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement as discussed below.

The Company engages in broking activities with two clients under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the clients. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition and has been segregated in a special bank account for the exclusive benefit of customers.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2023

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate equity and fixed income securities in the United States as a bookrunner or underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans made by the Parent and its affiliates, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate equity and fixed income securities with Clients.

2. Significant Accounting Policies

The accompanying financial statements of the Company as of December 31, 2023, have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2023, cash and cash equivalents amounted to $89,472,215, which included $75,000,000 invested

in a money market fund that invests in securities issued or guaranteed, as to principal and interest, by the U.S. government, and repurchase agreements collateralized by such securities.

Cash Segregated in Compliance with Federal and Other Regulations

Cash segregated in compliance with federal and other regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting and placement agent fees earned through the Company's participation in public and private offerings of equity and fixed income securities. In public offerings, the Company acts as an underwriter and earns management fees, selling concessions and underwriting fees. In private offerings, the Company acts as a placement agent and earns placement fees. Fee revenue relating to underwriting and private placement transactions is recorded when performance obligations related to the transaction have been satisfied, the amount to be earned for the services provided has been determined and collection is reasonably assured.

As an underwriting participant in public offerings of equity and fixed income securities, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Estimated transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement from the lead manager, typically within 90 days following the closing of the transaction.

The Company also engages in the arranging and syndication of bank loans made by the Parent and its affiliates. Fees for this activity are typically paid to the Company as an arranger and are evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, an affiliated entity. Fees are typically recognized upon closing of the transaction.

Fee income also includes fees earned from providing merger and acquisition advisory services and is recorded when services for the transactions are completed under the terms of each assignment and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a transaction-by-transaction basis. During the year ended December 31, 2023, the Company did not record any bad debt expense. There was no allowance for credit losses as of December 31, 2023.

Commission Income, Net

Commission income includes income earned on effecting trades with Clients in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows two clients to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against commission income, net on the Statement of Operations.

Institutional Income

Institutional income represents income earned from Clients for corporate access, marketing, research and execution services. Such income is typically not governed by contractual agreements. Revenue is recorded when services have been rendered, the income amount is determinable, and collection is reasonably assured. This is generally when payment is received.

Income Taxes

Income taxes are accounted for under ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2023

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value as such financial instruments are short term in nature.

Fail to Deliver/Fail to Receive

The Company follows trade date accounting. Fail to deliver and fail to receive balances are presented as Fail to Deliver and Fail to Receive on the Statement of Financial Condition as applicable.

At December 31, 2023, the Company recorded five fail to deliver transactions totaling $2,882,213 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6 and were subsequently settled without an adverse impact to the Company.

At December 31, 2023, the Company recorded five fail to receive transactions totaling $2,782,399 with a corresponding receivable (recorded in Receivable from customers) of the same amount related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6 and were subsequently settled without an adverse impact to the Company.

Right-of-Use Assets and Lease Liabilities

The Company accounts for leases in accordance with ASC 842, *Leases* and it recognizes right-of-use ("ROU") assets and lease liabilities on the Statement of Financial Condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2023, the remaining ROU assets and lease liabilities amounted to $16,048,697.

The Company's operating lease agreements are comprised of real estate leases for its office space. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized from the commencement date of the lease based on the net present value of the lease payments over the remaining lease term. As the Company's leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate ("IBR") in accordance with methodology used by the Parent.

The Company was a lessee in a sublease agreement for the Company's Houston representative office which was entered into prior to January 1, 2019. The net present value of the lease payments for this sublease agreement was determined using a 3.18% IBR. This sublease agreement was considered impaired in 2021 due to the closure of the Company's Houston representative office as of June 30, 2021. The Company entered into a sublease agreement during the year ended December 31, 2019 for the use of its current main office space in New York. The net present value of the lease payments for this new sublease was determined using a 2.83% IBR.

Current Expected Credit Losses

The Company recognizes credit losses in accordance with ASC 326. The Company must measure credit losses for receivables at the time the financial asset is originated or acquired. For financial assets measured at amortized cost, cash and cash equivalents and receivables from clients, the Company has concluded that there are minimal to no expected credit losses based on the nature of the financial assets and immaterial historic and expected losses.

During 2023, the Company maintained fee receivables from unsettled fixed income and equity offerings, syndication transactions and commissions for trades cleared through a third party. The nature of these fees is that they are typically settled within 90 days of revenue recognition, and

therefore the Company has determined the unsettled receivables are limited to the amount owed the Company for a short period of time.

As of December 31, 2023, the Company maintained an Investment banking and advisory fees and other receivables balance of $7,949,527. There is still $423,226 of this receivable balance outstanding as of the date of issuance of these financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 *Revenue from Contracts with Customers.* The objective of ASC 606 is to disclose useful information in terms of the nature, timing, amount and uncertainty of revenue from contracts with customers. ASC 606 applies to all contracts with customers that provide goods or services in the ordinary course of business. The Company's primary revenue streams are as follows: Investment banking and advisory Fee Income, Commission Income and Institutional Income. The Company uses a five-step model for recognition of revenue based on control, in accordance with the standard.

The Company uses judgement to determine whether performance obligations have been satisfied, the nature of the services and the amount earned for the service, whether collection is assured and if any warranties exist.

Revenue from securities underwriting transactions is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion of the offering amount the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer receives the net proceeds of the securities offering at that point.

During the year ended December 31, 2023, the Company recognized revenue of $38,139,040 from Investment banking and advisory fee income, $3,215,638 from Commission income and $936,723 from Institutional income. The Company held $2,268,109 in fees receivable at the beginning of the year and ended the year with a fee receivable balance of $7,949,527.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2023

Convertible Note

The Company recognizes the fair value and mark-to-market gains or losses on its convertible note further described in note 12 in accordance with ASC 815 *Derivatives and Hedging.*

The Company has elected to measure the convertible note at fair value. The fair value option allows the Company to carry the note at fair value, which is consistent with management's view of the underlying economics and the manner in which the note is managed.

The convertible note is reflected at fair value, with quarterly mark-to-market calculations performed by the Parent and recorded locally by the Company. The payment-in-kind interest is accrued monthly and recorded as interest income on the Company's Statement of Operations with a corresponding interest receivable entry. The payment-in-kind accrued interest is capitalized to the principal amount of the convertible note on the anniversary of its purchase.

The mark-to-market calculations include two components, one related to the fixed interest rate payable on the convertible note, and one related to the embedded derivative value of the Company's option to convert it into equity in BBLSA. The resulting mark-to-market calculations are recorded as unrealized gains/(losses) on the Statement of Operations on a quarterly basis. The unrealized nature of these calculations generates deferred tax balances recorded on the Company's Statement of Financial Condition.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its U.S. clearing broker, GS&C, which serves as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2023, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

4. Related Party Transactions

As of December 31, 2023, the Company maintained a revolving subordinated loan agreement with DNB Bank ASA in the amount of $285,000,000, maturing December 31, 2025. As of January 1, 2023, there was no outstanding balance under the agreement. During the year, the Company borrowed and subsequently repaid $150,000,000 under the agreement. As of December 31, 2023, there was no outstanding balance under the agreement.

The interest rate on the outstanding amounts under the revolving subordinated loan agreement is one month SOFR plus 229 basis points per annum. The Company pays a commitment fee of 15 basis points per annum on the average undrawn balance under the revolving subordinated loan agreement. Interest expense incurred under the revolving subordinated loan agreement during the year ended December 31, 2023, was $1,247,687, which includes $421,917 of commitment fees, and is included in Interest expense on the Statement of Operations.

Outstanding borrowings under the revolving subordinated loan agreement are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, borrowed amounts may not be repaid without FINRA's prior written consent.

The Company has an agreement with DNB Bank ASA, New York Branch whereby the New York Branch provides the Company with certain services which include, but are not limited to, shared occupancy and administrative services including accounting, legal, payments processing, information security, human resources, payroll and benefits management, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2023, the Company incurred expenses of $1,286,036 under this agreement, which is included in Allocated charges from affiliates on the Statement of Operations.

The Company has an agreement with the Parent whereby certain services are provided by the Parent and the Company compensates the Parent for using such services. These services include, but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research, and market support and clearing. During the year ended December 31, 2023, the Company incurred expenses of $3,179,802 under this agreement, which is included in Allocated charges from affiliates on the Statement of Operations.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from its investment banking activities. During the year ended December 31, 2023, the Company earned $20,051,127 in fees under these agreements which is included in Investment banking and advisory fee income, net on the Statement of Operations.

5. Fixed Assets

At December 31, 2023, fixed assets are comprised of the following:

Computer hardware	$ 283,670
Computer software	95,731
Leasehold improvements	4,542,719
Equipment	55,846
Furniture	369,006
Total cost	5,346,972
Less accumulated depreciation and amortization	1,304,155
Total cost, net of accumulated depreciation and amortization	$ 4,042,817

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value including a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement. Classified as level 3 are financial instruments which cannot be valued based on directly observable prices. For these instruments, other valuation techniques are used, such as valuation of assets and liabilities in companies, estimated cash flows and other models where key parameters are not based on observable market data.

The Company accounts for its convertible note at fair value. This convertible note is not actively traded and there are no directly observable prices for it. The valuation of the mark-to-market components of the convertible note is performed by the Parent on a quarterly basis, using assumptions for volatility and other key parameters. The carrying amounts of cash and other assets with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

The Company utilized two methodologies to value the convertible note. There is a straight bond valuation component and the conversion option valuation component. The straight bond is valued using a coupon rate and maturity agreed upon with the counterparty BBLSA, and a discount rate derived from the swap curve corresponding to remaining maturity and a credit spread the Company deemed appropriate under the circumstances as there are no comparable companies in the market to reference. The conversion option is valued using the Black-Scholes model and the Company uses several unobservable inputs for its calculation including certain volatility assumptions. The market value of BBLSA was determined as part of the Company's analysis of the convertible note transaction and the terms of the convertible note were negotiated on an arms-length basis. The Company has not updated the assumed market value of BBLSA in valuing the convertible note.

The following table presents the information about the Company's assets measured at fair value of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Assets, at fair value				
Money market fund	$75,000,000	$ –	$ –	$75,000,000
Convertible note	–	–	13,554,765	13,554,765
Total assets, at fair value	$75,000,000	$ –	$13,554,765	$88,554,765

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2023

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2023 attributable to the following:

	Beginning Balance as of January 1, 2023	Purchases during 2023	Mark-to-market gain/(loss) as of year-end 2023	Fair value as of December 31, 2023
Convertible note	$ –	$13,640,000	$ (85,235)	$13,554,765
Total Level 3 assets	$ –	$13,640,000	$ (85,235)	$13,554,765

7. Income Taxes

The components of income tax expense for the year ended December 31, 2023, are as follows:

	Current	Deferred	Total
Federal	$ 3,381,064	$ (30,252)	$ 3,350,812
State and local	606,241	(18,418)	587,823
	$ 3,987,305	$ (48,670)	$ 3,938,635

At December 31, 2023, the Company has $1,920,180 deferred tax asset, which primarily relates to accrued bonus compensation not yet deductible for tax purposes and the depreciation for the right-to-use assets. The Company's deferred tax liability is $1,647,671, which relates to the book tax difference for the depreciation and amortization for fixed assets and lease liabilities.

The Company had an effective tax rate of 25.47% for the year ended December 31, 2023, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2023

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The Company determined no uncertain tax position existed as of December 31, 2023. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2023, the Company accrued $22,053 in additional state and local taxes and interest relating to the voluntary disclosure programs completed in 2018.

As of the end of 2023, the statute of limitations for tax audits applies to the Company's 2020, 2021, and 2022 federal returns. The NYS and NYC statutes of limitations for tax audits remain applicable to the Company's 2018 through 2022 tax years.

8. Commitments and Contingencies

Sublease Commitments

The Company has a sublease agreement with DNB Bank ASA, New York Branch for office space at 30 Hudson Yards, New York, NY (the "30 HY Sublease"). The total rent expense under the 30 HY Sublease for the year ended December 31, 2023, was $1,439,625 which is included in Rent and occupancy expense on the Statement of Operations.

The Company also has a sublease agreement with DNB Bank ASA, New York Branch for office space in the premises of the New York Branch's Houston representative office (the "Houston Sublease"). In June 2021, the Company closed its Houston representative office, however the Houston Sublease was not terminated and rent payments continued through June 2023. Rent expense for the Houston Sublease for the year ended December 31, 2023 was $14,840.

As of December 31, 2023, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:

2024	$ 1,379,790
2025	1,419,213
2026	1,498,058
2027	1,498,058
2028	1,498,058
Thereafter	11,741,358
Total	19,034,535
Discount to Present Value	2,985,838
Lease Liability	$ 16,048,697

Other information related to leases as of December 31, 2023:
- Weighted average remaining lease term: 12.25 years
- Weighted average discount rate: 2.83%

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2023, no amounts were recorded under such agreement as no loss exists.

Litigation

In 2018, the Company was named as a defendant, together with a corporate client, and other underwriters in an opt-out action ("Opt-Out Action") in connection with a public offering of securities by the corporate client. The Opt-Out Action derived from a previously filed U.S. class action involving the same corporate client and underwriter defendants. The U.S. class action was settled in 2022. The plaintiff in the Opt-Out Action alleged that the securities' offering documents were materially untruthful or incomplete. Following the parties' completion of

discovery, the defendant underwriters filed several motions including dispositive motions requesting the court to dismiss the claims against the underwriters. In May 2023, the court ruled in favor of 3 of 4 summary judgement motions filed by the underwriter defendants. As of February 2024, the parties were awaiting the scheduling of a status conference and pre-trial schedule on the sole remaining claim of the plaintiff. Currently, the Company has no reason to believe that the Opt-Out Action has merit. The Company is indemnified by the corporate client for the Company's proportionate share of any judgment, settlement costs and legal fees incurred in connection with the Opt-Out Action.

Guaranteed Compensation

During 2022, the Company entered into an employment agreement to commence in July 2023 with a guaranteed payment to be made in 2023 subject to the employee satisfying all terms of the agreement. The guaranteed payment was made during 2023 and the Company has no further obligations for guaranteed compensation as of the date of issuance of these financial statements.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2023 and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004 administered by DNB Bank ASA, New York Branch. Eligible employees electing to enroll in this plan may receive an employer match of 100% on up to 12% of an employees' salary, capped at the annual deferral limit as defined in the plan. The Company made contributions that totaled $591,752 for the year ended December 31, 2023. This amount is included in Employee compensation and benefits expense on the Statement of Operations.

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2023, was $338,950 and is included in Employee compensation and benefits expense on the Statement of Operations.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory and other investment banking services. No losses have occurred in such accounts during the year ended December 31, 2023.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the Company to maintain a minimum net capital of $250,000. As of December 31, 2023, the Company had a net capital of $82,112,910 which exceeded the regulatory requirement by $81,862,910. In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company has segregated $105,918 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2023, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Global Mandate Agreement and Convertible Note Transaction with Back Bay Life Science Advisors

The Company entered into a transaction with Back Bay Life Science Advisors ("BBLSA") to purchase a secured convertible promissory note ("the Note") issued by BBLSA for $13,640,000 in May 2023. The Note includes payment-in-kind interest accruing at 6% per annum. As part of the transaction, the parties entered into a Global Mandate Agreement, which provides the operational and commercial framework for the parties to collaborate on originating and executing investment banking transactions in the healthcare and life-science industries for the

Notes to Financial Statements (continued)

December 31, 2023

mutual benefit of both parties with the goal of generating new or incremental fee revenues from both parties' existing and prospective clients.

BBLSA is an unaffiliated third-party strategic advisory/consultancy firm with expertise in the healthcare and life-sciences industries. The Note transaction and Global Mandate Agreement have been negotiated on an arm's length basis. The Company's purchase of the Note represents an investment in BBLSA, with the Note being convertible at the Company's sole option into equity in BBLSA upon maturity or a liquidity event as defined under the terms of the Note and related transaction documents.

The Note was purchased for $13,640,000. The mark-to-market calculations related to the fixed interest rate and embedded derivative value of the Note were ($398,008) and $312,773, respectively, as of December 31, 2023. The market value of the Note, including mark-to-market, was $13,554,765.

13. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.

Supplemental Schedules

DNB Markets, Inc.

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2023

Net Capital

Total stockholder's equity	$ 111,011,108
Subordinated borrowings	-
Total stockholder's equity and subordinated borrowings	111,011,108
Less non-allowable assets:	
Investment banking and advisory fees and other receivables	7,949,527
Fixed assets	4,042,817
Current and deferred tax asset, net	777,635
Prepaid expenses and other assets	411,214
Accounts receivable	662,240
Convertible note	13,554,765
Total non-allowable	27,398,198
Tentative net capital	83,612,910
Haircuts on money market fund securities	1,500,000
Total net capital	$ 82,112,910
Minimum net capital requirement	
(Alternative - $250,000 net capital requirement)	$ 250,000
Net capital in excess of minimum requirement	$ 81,862,910

There were no material differences between the preceding computations included in the most recent unaudited Part IIA of Form X-17a-5 as of December 31, 2023, filed on February 26, 2024.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2023

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934. The Company maintains a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement, and therefore is not required to make a reserve requirement computation.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company introduces all customers to a registered clearing broker on a fully disclosed basis, and therefore is not required to make a reserve requirement computation.

The Company's other business activities considered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to receiving transaction-based compensation for securities trading services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information for Determination of Possession or Control of Securities

December 31, 2023

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company does not hold customer funds or safe-keep customer securities, and therefore is not required to make a computation of possession or control of securities.

The Company's other business activities considered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to receiving transaction-based compensation for securities trading services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**DNB Markets, Inc.**
Exemption Report

DNB Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:

- 15c3-3(k)(2)(i) a "Special Account for the Exclusive Benefit of Customers" is maintained, and
- 15c3-3(k)(2)(ii) all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company's other business activities considered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to receiving transaction-based compensation for securities trading services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DNB Markets, Inc.

I, Theodore Jadick, Jr. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Theodore Jadick, Jr.
President

February 29, 2024

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
DNB Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DNB Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which DNB Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii), (the "exemption provisions") and (2) DNB Markets, Inc. stated that DNB Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

DNB Markets, Inc. is also filing this Exemption Report because DNB Markets, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for securities trading services. In addition, DNB Markets, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DNB Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DNB Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and DNB Markets, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



New York, New York
February 29, 2024